  Exhibit 99.1

February 25, 2021	News Release 21-06

Underground Exploration Drilling at Brucejack Extends Mineralization with High-Grade Intercepts

Vancouver, British Columbia, February 25, 2021; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) today announced high-grade gold mineralization has been intercepted in the first resource expansion drill program completed at the Brucejack Mine since commercial production commenced in 2017.

“These initial results validate our view that there is exciting extension potential at the North Block Zone of the Valley of the Kings deposit at Brucejack,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “In 2020 we made a commitment to significantly increase our resource expansion and exploration efforts going forward, and these results from this first phase certainly support that investment.”

High-grade gold mineralization was identified in three new areas during Phase 1 drilling of the North Block Zone. Four intersections assayed above 1,000 grams per tonne gold. Results include high-grade gold mineralization intercepts up to 300 meters from the current resource shell, including 19.3 grams per tonne gold over 9.0 meters in VU-2792 and 2,590 grams per tonne gold over 1.0 meter in VU-2794.

The North Block Zone is located directly to the north of the Valley of the Kings deposit. The 2020 mineral resource expansion program was designed to test for Valley of the Kings style mineralization to the north and at depth. Phase 1 of the program was drilled from the 1050 level in the mine to target an area extending up to 300 meters north of the current resource shell. Phase 2 of the program was also drilled in 2020 to target an area up to 450 meters north of the current resource shell, and those drill results are pending.

North Block – Phase 1 Results

Phase 1 of the North Block resource expansion program comprised 7,011 meters in 38 drill holes. Drilling identified three new zones: (1) an extension of the Domain 13 Stockwork, which is currently being mined in the Valley of the Kings, (2) a newly identified corridor of gold mineralization in the footwall of the Domain 13 structure, located 300 meters north of the current resource shell, and (3) a previously unidentified zone of gold mineralization located within 50 meters of existing development.

For a plan and section view of the 2020 North Block Phase 1 program please see the diagrams below.

Significant drill results are shown below:

●
Hole VU-2661 intersected 11.3 grams per tonne gold over 27.0 meters, including 252.0 grams per tonne gold over 1.0 meters, and 1,045.0 grams per tonne gold over 1.0 meters.

●
Hole VU-2666 intersected 2,100.0 grams per tonne gold over 1.0 meters.

●
Hole VU-2792 intersected 19.3 grams per tonne gold over 9.0 meters, including 103.5 grams per tonne gold over 1.5 meters.

●
Hole VU-2794 intersected 2,590.0 grams per tonne gold over 1.0 meters.

●
Hole VU-2797 intersected 80.7 grams per tonne gold over 12.0 meters, including 941.0 grams per tonne gold over 1.0 meters.

●
Hole VU-2800 intersected 136.5 grams per tonne gold over 7.5 meters, including 861.0 grams per tonne gold over 1.0 meters.

●
Hole VU-2827 intersected 124.0 grams per tonne gold over 9.0 meters, including 1,110.0 grams per tonne gold over 1.0 meters.

Stephanie Wafforn, P.Geo., Pretivm’s Resource Manager is the Qualified Person, as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects, responsible for the Mineral Resource expansion drill program and has reviewed and approved the scientific and technical information in this news release related thereto.

Table 1: Selected North Block Phase 1 Results, February 2021 (VU-2653 to VU-2831)(1,2)
Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Comments
Drill Fan 1050_P1_L1
VU-2653	-31/030	96.0	97.5	1.5	112.0
	And	205.5	230.5	25.0	7.5
	Incl	229.5	230.5	1.0	123.5
VU-2654	-28/030	105.4	106.4	1.0	175.5
VU-2655	-24/030	133.5	135.0	1.5	74.3
VU-2657	-15/030	148.5	153.0	4.5	16.4
	Incl	150.0	151.5	1.5	46.2
VU-2658	-10/030	131.0	132.0	1.0	477.0
VU-2660	0/030	116.0	124.5	8.5	4.6
	Incl	123.0	124.5	1.5	17.5
Drill Fan 1050_P1_L2
VU-2661	-36/030	81.0	108.0	27.0	11.3
	Incl	107.0	108.0	1.0	252.0
	And	149.5	169.5	20.0	9.1
	Incl	149.5	150.5	1.0	113.5
	And	266.5	267.5	1.0	1045.0
VU-2662	-32/030	144.0	153.0	9.0	21.0
	Incl	144.0	145.0	1.0	140.0
VU-2663	-28/030	80.0	81.0	1.0	990.0
VU-2664	-24/030	147.0	148.5	1.5	162.0
VU-2665	-18/030	61.0	62.0	1.0	71.1
	and	148.5	150.0	1.5	49.4
VU-2666	-13/030	151.5	152.5	1.0	2100.0
Drill Fan 1050_P1_L3
VU-2792	-46/020	103.0	104.0	1.0	503.0
	And	193.5	202.5	9.0	19.3
	Incl	193.5	195.0	1.5	103.5
VU-2793	-40/020	91.5	93.0	1.5	176.0
VU-2794	-34/020	133.4	134.4	1.0	2590.0	1725 g/t Silver
VU-2795	-31/020	177.0	198.5	21.5	9.8
	incl	177.0	180.0	3.0	55.5
VU-2797	-21/020	48.0	60.0	12.0	80.7
	Incl	48.0	49.0	1.0	941.0	1140 g/t Silver

Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Comments
	And	178.5	179.5	1.0	132.0
VU-2799	17/020	158.5	161.0	2.5	32.4
	Incl	158.5	159.3	0.8	76.4
VU-2800	23/020	49.5	57.0	7.5	136.5
	Incl	49.5	50.5	1.0	861.0
	And	55.5	57.0	1.5	107.0
Drill Fan 1050_P1_L4
VU-2821	-15/040	39.0	69.0	30.0	13.9
	Incl	55.5	69.0	13.5	24.8
	And	61.0	62.0	1.0	199.5
VU-2822	-5/040	105.0	111.2	6.2	5.1
	Incl	106.5	108.0	1.5	14.1
VU-2823	5/040	78.2	80.0	1.8	85.3
	Incl	78.2	79.2	1.0	146.0
VU-2825	25/040	87.0	88.5	1.5	32.0
Drill Fan 1050_P1_L5
VU-2827	-10/040	13.5	22.5	9.0	124.0
	Incl	19.0	20.0	1.0	1100.0
VU-2830	20/040	22.5	24.0	1.5	46.6
VU-2831	30/040	7.0	9.0	2.0	14.0

(1) True thickness to be determined.
(2) All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP-MS finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in North Vancouver, B.C. ALS Chemex is independent of Pretivm.

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to: results, analyses and interpretations of exploration and drilling programs; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our definition, sustaining, expansion and underground exploration drill programs and our grassroots exploration program, and the plans, results, costs and timing thereof; expectations around grade of gold and silver production; Brucejack Mine production rate and gold recovery rate; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; the estimation of mineral resources and mineral resources including any updates thereto; parameters and assumptions used to estimate mineral resources and mineral resources; realization of mineral resource and mineral resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our mineral resources and mineral resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; the effects of the novel coronavirus (2019-nCoV) outbreak as a global pandemic and at the Brucejack Mine, including anticipated operational and financial impacts, and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans including related protocols and procedures. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, those related to: the effect of indebtedness on cash flow and business operations; the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations; the effectiveness of our COVID-19 management plans, related protocols and preventative measures; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, grade of gold, milling recovery, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold and silver price volatility; the accuracy of our Mineral Resource and Resource estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Resources for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risks in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation, processing and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; maintaining our social license to operate; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Resource estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; stability in financial capital markets; and the impact of the COVID-19 outbreak. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release. Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our public disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

2021 Definition & Expansion Drilling

Underground Section View Looking West

PRETIVM

~ 195,000 meters of drilling planned for 2021

- 113,000 meters of In-Resource drilling
- 82,000 meters of Resource Expansion drilling

S
N
VOK
Indicated Resource
West Zone
Indicated Resource
+1500
+1200
+900
Bridge
Zone
1345
Domain P1
Fault
Zone
Galena Hill
West Zone
Gossan
Hill
1080 Level
North Block
300 m
In-Resource Drilling Areas¹
Resource Expansion Drilling Area¹
Resource Shell²
Exploration Drifts

(1) 2020 Underground Exploration Drilling; see News Release dated Jan 18/21

(2) Outline of Measured and Indicated Mineral Resource, based on Technical Report effective Mar 9/20

1

2020 North Block Phase 1 Drill Results

PRETIVM

Cross Section View Looking West

S
N
VOK
Indicated Resource
+1350
+1200
+1050
+900
Resource Shell
Mine Development
Phase 2 Drilling
Drill Hole Assays Gold (g/t)
>20
5-20
1-5
<5
300 m
North Block

2

2020 North Block Phase 1 Drill Results

PRETIVM

Plan View

N
+426600 E
+426750 E
+426900 E
+6258300 N
+6258150 N
1050_P1_L1
1050_P1_L2
1050_P1_L3
1050_P1_L4
1050_P1_L5
1050 Level Drill Bays
100 m
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
<5

3

2020 North Block Phase 1 Drill Results

PRETIVM

Section View – Fan 1050_P1_L2

SW
NE
1050 Level Drill Bay
+1050
+975
+900
VU-2670
VU-2669
VU-2668
VU-2667
VU-2666
VU-2665
VU-2664
VU-2663
VU-2662
VU-2661
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
1-5
<5
100 m

4

2020 North Block Phase 1 Drill Results

PRETIVM

Section View – Fan 1050_P1_L3

SW
NE
VU-2800
VU-2799
1050 Level Drill Bay
VU-2797
VU-2796
VU-2795
VU-2794
VU-2793
VU-2792
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
1-5
<5
100 m

5

2020 North Block Phase 1 Drill Results

PRETIVM

Section View – Fan 1050_P1_L5

SW
NE
VU-2831
VU-2830
VU-2829
1050 Level Drill Bay
VU-2828
VU-2827
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
1-5
<5
100 m

6